Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-158801

January 11, 2010

FOR:	Jarden Corporation

CONTACT:	Martin E. Franklin Chairman and Chief Executive Officer 914-967-9400

Investor Relations: Erica Pettit Press: Evan Goetz/ Melissa Kahaly FD 212-850-5600

FOR IMMEDIATE RELEASE

JARDEN ENDS 2009 WITH STRONG CASH POSITION

Provides Update to Preliminary Fourth Quarter and Full Year Revenue Estimates

RYE, N.Y., January 11, 2010 — Jarden Corporation (NYSE: JAH) today updated its estimated revenue and cash position estimates for the fourth quarter and full year ended December 31, 2009.

While the audit of our 2009 results will not be complete until we fully announce earnings, the Company expects revenue for the fourth quarter of 2009 to be approximately $1.35 billion, slightly above the previously provided guidance of $1.3 billion, full year revenue for 2009 to be approximately $5.1 billion, and cash on hand as of December 31, 2009 to be approximately $800 million, driven by continued strong cash flow at the end of the quarter.

Martin E. Franklin, Chairman and Chief Executive Officer of Jarden Corporation, stated, “During 2009 we exceeded the financial goals we set for ourselves at the beginning of the year, despite the challenges in the macro environment. This is a testament to the resiliency and strength of our diversified business model, which has continued to deliver solid results during this recessionary period. We expect to return to organic revenue growth in 2010.”

Mr. Franklin continued, “The proposed bond offering announced today would complete the balance sheet goals we communicated to investors in the first quarter of 2009, namely lowering our Term B debt while extending our debt maturities and maintaining our strong liquidity position. Consistent with our philosophy of accessing the capital markets on an opportunistic basis, we believe that raising 10-year capital at current rates should help create attractive returns for shareholders in the long run, even if it increases the short term effective interest rate.”

Jarden expects to report its fourth quarter and year end results on its conference call scheduled for February 18, 2010 and plans to discuss its longer-term strategy at its analyst and investor day at the New York Stock Exchange on March 10, 2010.

Jarden Corporation is a leading provider of niche consumer products. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Berkley®, Campingaz® and Coleman®, Fenwick®, Gulp!®, JT®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene® and Volkl®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew Cornell® and Pine Mountain®. Headquartered in Rye, N.Y., Jarden has over 25,000 employees worldwide. For more information, please visit www.jarden.com.

Note: This news release contains “forward-looking statements” within the meaning of the federal securities laws and is intended to qualify for the Safe Harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s 2009 and 2010 revenue, future commodity costs and margins in 2009 and 2010, future liquidity, adjusted earnings per share, repurchase of shares of common stock from time to time under the Company’s stock repurchase program, the outlook for the Company’s markets and the demand for its products, estimated sales, segment earnings, earnings per share, cash flows from operations, future revenues and gross, operating and EBITDA margin improvement requirement and expansion, organic growth, our ability to create attractive returns for shareholders, the success of new product introductions, growth in costs and expenses, the Company’s ability to consummate, and the impact of, announced securities offerings and acquisitions and the impact of acquisitions, divestitures, restructurings, and other unusual items, including the Company’s ability to integrate and obtain the anticipated results and synergies from its acquisitions. These projections and statements are based on management’s estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors. A discussion of factors that could cause results to vary is included in the Company’s periodic and other reports filed with the Securities and Exchange Commission. Jarden undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Jarden Corporation and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Jarden Corporation and the guarantors have filed with the SEC for more complete information about Jarden Corporation, the guarantors and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Jarden Corporation, the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free 1-800-503-4611 or by e-mailing a request to prospectusrequest@list.db.com or by calling Barclays Capital Inc. toll-free 1-888-603-5847 or by e-mailing a request to Barclaysprospectus@broadridge.com.